March 22, 2010


Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Re: Reponses to Questions about 10K for File No. 0-51021


Mr. Babula:

Below are the responses to your questions about our June 30, 2009 10K filing. As requested each response has been keyed to your question/comment by restatement of the question in black type followed by our responses.

  1. Tell us and clarify in your disclosure the nature of other intellectual properties of $195,113 and other intangible assets of $4,846,031 as shown on the face of the consolidated balance sheets.

      The Other Intellectual Properties consist of the following:

      - Music-On-Demand internet portal development
        expense (www.watchmod.com)                                 $ 88,000

      - Blues in China internet portal development expense
        (www.bluesinchina.com)                                       41,369

      - OBN-Japan Portal Development expense
        (www.obnholdings.com/jp)                                     30,397

      - OBN-China Portal Development expense
        (www.obnholdings.com/cn)                                     30,397

      - Unamortized portion of MOD logos (originally $3,000)            750

      - Unamortized portion of MOD Theme song (originally $1,200)       300

      - Unamortized portion of Mini Movie Hour logo
        (originally $2,400)                                             600

      - Unamortized portion of Eclectic logo (originally $600)          150

      - Unamortized portion of Omni Kids logo (originally $600)         150

      - Unamortized portion of Mini Movie Hour Theme Songs
        (originally $12,000)                                          3,000
                                                                   --------
           Total Other Intellectual Properties                    $ 195,113

      The Other Intangible Asset consist the following indefinite life properties:

      - Film Hook Internet Portal development expense               $71,250
      - Plastics Recycling Technology License                     1,880.000
      - Intelligent Traffic System Technology License             2,894,781
                                                                  ---------
                       Total Other Intangible Assets            $ 4,846,031

  2. We note the line item entitled ?Other tangible assets?, which totaled $4,846,031 and appears to represent mostly technology licenses as of June 30, 2009. We also note the disclosure in Note 1 regarding your impairment policy for these assets. However, we are unclear how you assessed these assets for impairment in light of the segment disclosures that your received nominal revenues from their related segments for the fiscal year ended June 30, 2009. Please explain to us how you consider these negative factors in determining that there is no impairment for these intangible assets as of June 30, 2009. Please be detailed in your response.

      OBN Holdings engaged the services of Avalon Advisors, an independent appraisal firm, to determine an appraised value for the plastics recycling license and intelligent traffic system licenses as of March 31, 2009. The values indicated in their 65 page report were $3,792,000 and $4,640,000, respectively. Therefore, no impairment was warranted.

      The Film Hook internet portal is in the development phase. This asset should probably be reclassified as an Other Intellectual property. Either way it not yet subject to impairment or amortization.

Note 1 ? Organization and Summary of Significant Accounting Policies

  3. Tell us and clarify in your disclosure the nature of the deferred revenue totaling $763,068. Further, explain how they were recognized during the quarter ended September 30, 2009. It appears you recorded deferred revenue solely related to the meat trading operations in which the customers had not yet received the products.

      The Deferred Revenue consists of the following:
      - Pork paid for, but not yet received by customers
        (i.e. in-transit)                                        $ 763,068

      - Entertainment support services paid in advance              27,582
                                                                ----------
                    Total Other Intangible Assets                $ 790,650

      In addition to the deferred revenue associated with the pork products, there was deferred revenue associated with entertainment services. Kyodo arranges for U.S. performers to perform in Japan. It received an advance to cover the cost of identifying and delivering requested performers. As expenses are incurred to meet customer requests, the deferred revenue is recognized.

  4. Explain to us the facts and circumstances leading to the negotiation of the purchase of $404,000 receivable related to pork sales by a pork sales broker in exchange for not returning the same amount of sales commission. In this regard, we are unclear how the commission and the
     related pork sales are of the same amounts.   Please explain. Also
     update us the status of the negotiation. If this receivable is still outstanding, explain in detail and disclose if an allowance has been established.

      The vast majority of Kyodo?s pork sales are handled by an outside broker that has all the contacts with the Japanese customers. Kyodo accepts customer order based on that broker?s recommendations. Kyodo pays the broker a commission based on the value of sales. However, at the brokers request, a significant amount of the commission is accrued instead of paid out to the broker. At June 30, 2009 Kyodo owed the broker a total of $786,792.

      There had been no problems with customer paying Kyodo for years until the winter of 2008 when two new customers were brought to Kyodo by
      this broker.   When the new customer did not pay with 30 days, Kyodo
      refused to accept any additional orders from them and recorded a $150,000 allowance for bad debt. The broker and new customers insisted that they would make the payments. So, we negotiated with the broker so that the broker would assume the risk and broker
      purchased the receivables at face amount.   Thus, Kyodo reduced the
      amount owed to the broker by the $404,000 face amount and removed the receivables from its books. If and when the new customers pay the broker Kyodo agreed to increase the commission payables by the amount paid.



  5. Explain to us how you determined the valuation of your common shares issued to effect the acquisition of Kyodo USA on June 1, 2008. We note you valued your share at $0.75 for this transaction. In this regard, explain to us the dates you used in determining the fair value of the common shares issued and clarify for us whether the dates used are a few days before and after the announcement date of the transaction. Please be detailed in your response.

      The value of the OBN shares was set at $0.75 on June 1, 2008 because the signed acquisition contract?s specific language was as follows:

        Shareholder shall transfer one hundred percent (100%) of the Kyodo USA common stock owned by shareholder, and one hundred percent (100%) of the assets and business of Kyodo USA to OBNI, and OBNI shall acquire the common stock, assets and business of Kyodo USA from shareholder in exchange for eight hundred thousand (800,000) OBN Holdings shares, valued at a price of six hundred thousand dollars ($600,000), as consideration for this transaction.

      Thus, the contract set the price of the stock. Further, according to our records, at June 1, 2008 the OBNI stock market value was $0.75 per share.

  6. We note you recorded an extraordinary gain (or bargain purchase) associated with the negative goodwill after the purchase price allocation. Please tell us in detail your process for identifying and valuing the acquired assets of this business. Explain to us why no PP&E or other internal generated intangibles such as customer relationships were recognized in this acquisition. We may have further comment.

      For all intent and purposes there were was no property, plant or equipment. Kyodo is one man administrative operations. There is no plant; there is no equipment. The only hard assets that came with purchase were a desk and computer. Moreover, we did not purchase any customer relationships. Independent sales brokers have all the customer relationships.

      The owner of Kyodo wanted an educated management team that could expand his operations because he had little or no business expertise. OBN Holdings agreed to expand Kyodo product line and customer base outside of Japan as well as eventually hire an administrative staff so the owner could focus more the entertainment operations of Kyodo. OBN is actively meeting these obligations by creating new customer relationships.


  7. Please disclose the revenue amounts by geographic areas as required by FASB ASC paragraph 280-10-50-41.

      The revenue amounts by geographic location are as follows:

      United States    China        Japan        Other       Total Revenue
      -------------   -------    ------------    -------     --------------
         $   744      $   --     $ 18,309,693    $    --      $ 18,310,437


  8. We note your disclosure of $165,000 impairment charge for the film library during the fiscal year ended June 20, 2008. However, we also note the presentation of the charge as Impairment of programming rights after the loss from operations subtotal on the face o the income statements. In this regard, clarify for us and in your disclosure whether the film library or the programming rights were impaired in this situation. Also, in future filings, please present the impairment charge as part of your loss/income from operations subtotal.

      The $165,000 impairment was for the Film Library. In future filings, any impairment charge will be shown as part of the loss/income from operations subtotal.


  9. Please explain to us and disclose how you estimate the shipping times in determining the amount of deferred revenue to be recorded. Further, clarify in your disclosures whether the entire amount of the deferred revenue reported on the consolidated balance sheets related to your meat trading operations. If not, please disclose the related amounts.

      The delivery dates are not estimates, but actual delivery dates. Kyodo has been using the same carrier and vessel for years. The vessel line has a defined schedule of pick from the Long Beach dock and delivery to the Tokyo port. Kyodo schedules time on the vessel for two deliveries per week. The shipping times and delivery dates are indicated on the Purchase Order created by Kyodo. When the vessel reaches the Tokyo port, the customer takes ownership and faxes confirmation of receipt.

      The amount of deferred revenue related to the pork sales is $763,068.


 10. Please reconcile for us the amount of programming rights as shown on the consolidated balance sheets to that of your footnote disclosures. We note the disclosure of the programming rights purchase totaled $83,030 during 2008 in Note 3; however, we note the purchase totaled $200,200 during 2008 as indicated in your cash flow statements. Notwithstanding these purchases, you reported an outstanding balance of $65,613 on the face of the consolidated balance sheet as of June 30, 2009 and disclosed an amortization of $2,000 for the rights. Please explain these differences by providing us a roll forward schedule for these rights and clarify your disclosures.

      Answer: Note #3 is correct as it indicates that programming rights are $83,030 had been acquired. The outstanding balance of programming rights is correct at $65,613. The $200,200 purchase indicated in the cash flow is not for programming rights, it is for Other Intellectual Properties (see the part one response to your question #1) above. Thus, the first line under ?Supplemental disclosures of noncash investing and financing activities? is mislabeled. It should read ?Purchase of intellectual properties with common stock?. Further, the correct number should be $194,700, not $200,200. We apologize for the oversight.

      The Other Intellectual Properties acquired during the period include:
      - Music-On-Demand internet portal development expense
        (www.watchmod.com)                                        $ 88,000

      - Blues in China internet portal development expense
        (www.bluesinchina.com)                                      41,369

      - OBN-Japan Portal Development expense
        (www.obnholdings.com/jp)                                    32,666

      - OBN-China Portal Development expense
        (www.obnholdings.com/cn)                                    32,665
                                                                   -------
             Total                                                $194,700


 11. In light of the apparent lack of revenues from your broadcasting operations, please explain to us how you evaluated this asset for impairment in supporting the carrying value of your programming rights.

      The carrying value of the programming rights at June 30, 2009 was $ 65,613. The amount includes $65,275 of programming developmental expenses for two television programs that are still under development. The programs are worked on and updated as funds are available. When completed, they will be aired on our internet broadcasting station and/or syndicated to other broadcasting stations. The remaining $338 is the unamortized value of the remaining program licenses. This amount has been completely amortized.


 12. In light of the revised business plan and lack of revenues from your entertainment operations, it appears that these negative events and circumstances may warrant your reconsideration of the useful life estimates of the film library. Please explain how you continue to justify a useful life of 10 years for your film library.

      The carrying value of the film libraries at June 30, 2009 was $187,127. Our film libraries are intellectual properties that we own as compared to programming licenses that have an expiration period. The programs are being aired on our internet broadcasting channel currently which generated a little income. The channel is relatively new and will generate more income as our advertising sales efforts increase. Moreover, another channel will come on line in the near future. Further, some of film library titles are original programming which is always in demand (we want air it on our channels first), so they still have value. The life of these original intellectual properties will at least ten years, probably must longer.


 13. Notwithstanding the above comment, please explain to us how you assess the film library for impairment. Summarize for us your most recent impairment test.

      Again, the film library carrying value at June 30, 2009 was $187,127. Each year we conducted an impairment analysis using an Excel workbook. The film library it comprised of seven collections, where each collection contains a number of film titles (anywhere from ten to a
      hundred titles).   There is a spreadsheet for each collection.  The
      current book value of each collection is compared to the present value of the projected cash inflows for the collection over a five period. If the present value of the projected cash inflows is higher than the book value, then no impairment is warranted. On the other hand, when the book value is higher than the present value of the projected cash inflows, the collection is impaired. The analysis uses a 6% discount rate.


 14. Explain to us how you determined the fair value of the commons shares issued to acquire the rights to the intelligent traffic systems technology and the rights to a Chinese proprietary plastics recycling process. In this regard, there appears to be a wide range of common share fair values in connection with various stock issuances during 2008; however, you assigned the fair value of $1.00 per common share in your valuation for both transactions.

      The fair value of the common shares issued to acquire the intelligent traffic system technology license was market value when final negotiations were completed and the shares were issued. An initial contract was signed on February 18, 2008; then the final addendum was signed on March 4, 2008. The shares were issued on March 4, 2008. Therefore, we recorded the stock value as the market value on March 4, 2008 which was $1.00 per share.

      The fair value of the common shares issued to acquire the plastics recycling technology license was market value when final negotiations were completed and the shares were issued. An initial contract was signed on February 23, 2008; then the final addendum was signed on March 4, 2008. The shares were issued on March 4, 2008. Therefore, we recorded the stock value as the market value on March 4, 2008 which was $1.00 per share.


 15. Please provide a management?s annual report on internal control over financial reporting in accordance with Item 308(T) of Regulations S-K.

      We apologize for not including this report as we were unaware of this temporary requirement. We understood that small businesses were not yet required to have internal controls audited and assumed no report was required. The report?s content is presented below and a report will be included in future filings.

      Management?s Annual Report on Internal Control Over Financial
      Reporting
      --------------------------------------------------------------------

      OBN Holdings understands that it is management?s responsibility to establish and maintain adequate internal control over financial reporting. All OBN Holdings financial reporting is centralized at the corporate office and is managed by the Chief Financial Officer and/or Chief Executive Officer. No other persons are involved in financial reporting.

      The framework for financial reporting is task-oriented and investigative in nature. Financial information is gathered from all subsidiary personnel by the Chief Financial Officer during weekly meetings, telephone conversations, faxes and/or e-mails. Requests for data and explanation are made by the Chief Financial Officer who intern is questioned by the Board of Directors and the independent financial auditors. The effectiveness of this approach for a small business has proven to be good there have no incidences of fraud or inadequately explained transactions.

      Management believes that the control over financial reporting is effective. All required information is obtained and verified by the Chief Financial Officer and the independent financial officer before included any OBN Holdings filing. We know of no material weakness to the internal controls as communications among the limited number of persons involved are good.

      This annual report does not include an attestation report of OBN Holdings? registered public accounting firm regarding internal
      controls over financial reporting.   Management?s report was not
      subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit OBN Holdings to provide only management?s report in this annual report.

      During the past reporting period, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the internal control over financial reporting.

In regards to the filings, we recognize that OBN Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Finally, we understand that OBN Holdings, Inc. may not assert SEC comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that the above responses adequately explains your question; however should you have additional question or need to communicate further on this matter, please do not hesitate to contact me by e-mail at larry.taylor@obnholdings, or by fax at (323) 299-3118 or by telephone at
(310) 988-1077. Please be aware that I am located in Los Angeles, not the Las Vegas office so mail to Las Vegas would slow my responses.

Sincerely,

/s/larry taylor
Larry Taylor
Chief Financial Officer